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FROM: Pitts, Patrice
SENT: Thursday, December 22, 2011 5:18 PM
TO: 'Oh, Min S.'
SUBJECT: FMLI Class A

I have attached for your convenience responses to the SEC staff's oral comments on post-effective amendment number 27 to the registration statement on Form N-4 for First MetLife Investors Variable Annuity Account One (File Nos. 333-96775/811-08306), which were provided to Tom Conner on December 16, 2011. In addition, I have attached pages from the prospectus that are marked to show changes made to the disclosure in response to those comments.

Thank you for your assistance with this matter. We look forward to discussing these responses, as well as those submitted for the Class A product issued by MetLife Investors Insurance Company (File Nos. 333-54358/811-05200), so that we can receive SEC staff clearance by early next week and the filings can be declared effective December 30, 2011.

PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com  |   www.sutherland.com
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MetLife--Final Comments on FMLI Class A.DOC

MLI Class A Change Page.PDF

FMLI Class A Change Pages.PDF